  EXHIBIT 99.1

July 9, 2020	News Release 20-13

 Pretivm Provides Notice of Second Quarter 2020 Operational and Financial Results Release Date and Conference Call Details

Vancouver, British Columbia, July 9, 2020; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) will release second quarter 2020 operational and financial results after market close on Wednesday, August 5th, 2020. The webcast and conference call to discuss Q2 2020 will take place Thursday, August 6th, 2020 at 8:30 am PDT (11:30 am EDT) and can be accessed at www.pretivm.com.

Second quarter 2020 webcast and conference call details:

Thursday, August 6, 2020 at 8:30 am PDT (11:30 am EDT)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

About Pretivm

Pretivm is an intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Troy Shultz
Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)